

16022102

S... AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

SEC FILE NUMBER
8-68534

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **08/01/15** (mm/dd/yy) AND ENDING **07/31/16** (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Wealthfront Brokerage Corporation**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

900 Middlefield Road, Suite 2
(No. and Street)

Redwood City	**California**	**94063**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tammy Cao **(650) 249-4258**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – if individual, state last, first, middle name)

560 Mission Street, Suite 1600	**San Francisco**	**California**	**94105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Tammy Cao**, affirm that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of **Wealthfront Brokerage Corporation**, as of **July 31, 2016**, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Chief Financial Officer
Title

See attach for notary
Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

JURAT

State of California

County of San Mateo

Subscribed and sworn to (or affirmed) before me on this 28th day of Sept ,20 16 ,

by Tam H. Cao ---------------------------,

Name of Signer

proved to me on the basis of satisfactory evidence to be the person (s) who appeared before me.

SARA FAHI
Commission # 1993605
Notary Public - California
San Mateo County
My Comm. Expires Oct 11, 2016

Place Notary Seal Above

Signature ______________________

Signature of Notary Public

Table of Contents


Building a better
working world

Ernst & Young LLP
560 Mission Street
San Francisco, CA 94105

Tel: +1 415 894 8000
Fax: +1 415 894 8099
ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Wealthfront Brokerage Corporation

We have audited the accompanying statement of financial condition of Wealthfront Brokerage Corporation (the "Company") as of July 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company at July 31, 2016, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

September 28, 2016

Wealthfront Brokerage Corporation

Statement of Financial Condition

As of July 31, 2016

Assets		
Cash and cash equivalents	$	1,062,086
Restricted cash		10,003
Deposits and other receivables with clearing organization		505,760
Securities owned, marketable		34,210
Due from related party, net		106,208
Prepaid expenses		13,993
Total Assets	$	1,732,260
Liabilities and Stockholder's Equity		
Accounts payable and accrued expenses		122,456
Total Liabilities		122,456
Stockholder's Equity		
Common stock ($1 stated value; 100 shares authorized; 100 shares issued and outstanding)		100
Additional paid in capital		2,370,000
Accumulated deficit		(760,296)
Total Stockholder's Equity		1,609,804
Total Liabilities and Stockholder's Equity	$	1,732,260

See accompanying notes to the statement of financial condition

1. Organization

Wealthfront Brokerage Corporation (the "Company") is a Delaware registered corporation and is a wholly owned subsidiary of Wealthfront, Inc. (the "Parent"). The Company operates as a registered broker-dealer licensed by the U.S. Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is an introducing broker providing services solely for the customers of its Parent. The Company is licensed in 50 states, District of Columbia and the U.S. Virgin Islands.

The Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from SEC Rule 15c3-3 pertaining to the possession or control of customer assets and reserve requirements.

2. Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Restricted Cash

Restricted cash consists of $10,003 held on deposit to facilitate investments at Bank of New York Mellon as of July 31, 2016.

Deposits and Other Receivables with Clearing Organization

The Company maintains a $500,000 clearing deposit with its clearing broker, Apex Clearing Corporation. The clearing deposit is required of the company by the clearing broker to cover any obligations that may arise from the Company. Such clearing deposits are typically retained by the clearing firm for the duration of the clearing agreement and are generally returned to the corresponding firm, as long as the correspondent firm does not have obligations to the clearing firm that cannot otherwise satisfy, within a short period after termination of a clearing arrangement.

Use of Estimates

The preparation of financial statements in accordance with Accounting Principles Generally Accepted in the United States of America (US GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Management's estimates are based on historical experiences and other factors, including expectations of future events that management believes to be reasonable under the circumstances: however, due to the inherent uncertanties in making estimates, actual results could differ from those estimates and may have an impact on future periods.

2. **Significant Accounting Policies (continued)**

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments approximate the carrying values of such amounts.

Income Taxes
The Company's results are included in the consolidated federal income tax return and the combined California franchise tax return for the Parent. The Company records income taxes as if the Company were to file a separate stand-alone tax return for federal and state income tax purposes.

Deferred income taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

The Company is required to assess the likelihood that deferred tax assets will be realized using more-likely-than-not criteria. To the extent these criteria are not met, the Company is required to establish a valuation allowance against the deferred tax assets. Valuation allowances are established to reduce the deferred tax assets to the amount that more likely than not will be realized.

3. **Fair Value Measurements**

ASC 820 establishes a framework for measuring fair value and expands disclosures about fair value measurements in financial statements. The fair value of an asset is considered to be the price at which the asset could be sold in an orderly transaction between unrelated knowledgeable and willing parties. A liability's fair value is defined as the amount that would be paid to transfer the liability to a new obligor, rather than the amount that would be paid to settle the liability with the creditor. Assets and liabilities recorded at fair value are measured using a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers are:

- Level 1 – Observable inputs that reflect quoted prices in active markets
- Level 2 – Inputs other than quoted prices in active markets that are either directly or indirectly observable
- Level 3 – Unobservable inputs for which little or no market data exists, therefore requiring the Company to develop its own assumptions

The investment's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for investments measured at fair value:

Exchange-traded funds: Exchange-traded funds are valued at the closing price as of period-end.

The following table sets forth by level, within the fair value hierarchy, the Company's securities owned at fair value as of July 31, 2016.

	Assets at Fair Value as of July 31, 2016		
	Level 1	**Level 2**	**Level 3**
Exchange-traded funds	$ 34,210	$ –	$ –
Total	**$ 34,210**	**$ –**	**$ –**

4. **Lease Commitments**

The Company leases office space from its Parent on a month-to-month basis.

5. Net Capital Requirements

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $250,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. The Company utilizes the basic method in determining its excess net capital. At July 31, 2016, the Company's net capital was $1,474,469, which exceeded the requirement by $1,224,469. The Company's ratio of aggregate indebtedness to net capital is 0.083-to-1.

6. Income Taxes

Significant components of the Company's deferred tax balances as of July 31, 2016 are as follows:

Deferred income tax asset:		
Federal and state net operating loss carryforwards	$	302,238
Valuation allowance		(302,238)
Net deferred income tax asset	**$**	–

Management believes that it is most likely than not that the Company will not realize their deferred tax based on the weight of available evidence, which includes our historical operating performance and the reported cumulative net losses in prior years. We continue to provide a full valuation allowance against our deferred tax asset. The valuation allowance has decreased from prior year by $20,192.

As of July 31, 2016, the Company has federal net operating loss carryforwards of $758,821 and state net operating loss carryforwards of $752,646, which will expire at various dates from 2030 through 2033. The amount due to Parent at July 31, 2016 was $800. The Company prepares a stand alone tax provision under the separate return method, therefore NOL carry forwards of the Parent may be allocated in the combined unitary tax return.

The Company does not have uncertain tax positions in accordance with ASC 740. and therefore does not recognize interest and penalties. The Company is no longer subject to federal tax examinations by tax authorities for years before 2012 and state tax examinations by tax authorities for years before 2011.

7. Related-Party Transactions

The Company has an expense sharing agreement with its Parent. The agreement requires that certain direct and indirect expenses be allocated to the Company and recorded on a monthly basis. Direct expenses consist of salary costs based on a percentage of Parent employee time dedicated to Company activities. Indirect expenses include rent, insurance, communications, and office supplies based on a pre-agreed amount outlined in the expense sharing agreement.

In addition to the expense sharing agreement, the Company has a brokerage services agreement with its Parent which requires the Parent to pay the Company for brokerage services equal to 102% of the allocated and actual costs incurred by the Company in the normal course of operations, adjusted for any revenues recorded related to order flow and credit interest rebates. s a result of the expense sharing and brokerage services agreement, the Company has a net receivable from Parent of $106,208 as of July 31, 2016. The Company's financial position could differ from those that would have been obtained if these entities were unrelated.

8. Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company executes transactions with and on the behalf of customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the customer's obligation.

The Company seeks to control off-the-balance-sheet credit risk by monitoring its customer transaction and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

9. Subsequent Events

The Company has evaluated subsequent events through September 28, 2016, the date which the statement of financial condition was available to be issued.